Lang Michener LLP BARRISTERS & SOLICITORS

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File Number: 57156-2

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E-Mail: mtaylor@lmls.com

April 7, 2005

VIA FAX AND MAIL
MAIL STOP 05-10
EDGAR CORRESPONDENCE

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0510

Attention: Ms. Brigitte Lippmann, Staff Attorney

Dear Ms. Lippmann:

RED SKY RESOURCES INC. (the “Company”)
Form SB-2 Registration Statement filed January 28, 2005
and Amendment No. 1 filed March 15, 2005
SEC File No. 333-122377

Further our telephone discussion earlier this afternoon, enclosed please find a revised form of the Company’s request for acceleration letter dated April 7, 2005.

We trust you will find the enclosed to be in order. Should you have any questions or concerns, please do not hesitate to contact the writer.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Encl.